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                                                                   EXHIBIT 99.1

[LOGO]


CONTACT: Richard J. Harris, Vice President and Treasurer
         (401) 751-1600

RELEASE: IMMEDIATE


                       NORTEK COMPLETES MERGER OF PLY GEM
                                 INTO NORTEK SUB

PROVIDENCE, RI, September 4, 1997 -- NORTEK, INC. announced today that it has completed its acquisition of Ply Gem Industries, Inc.

The acquisition was completed following the filing today with the Delaware Secretary of State of a Certificate of Ownership and Merger by a NORTEK subsidiary pursuant to which that subsidiary was merged with and into Ply Gem, resulting in Ply Gem becoming a wholly-owned subsidiary of NORTEK.

Since NORTEK'S tender offer for Ply Gem's common stock resulted in NORTEK'S subsidiary becoming the beneficial owner of more than 90% of the outstanding shares of Ply Gem, the merger was effected without a meeting of Ply Gem stockholders. In the merger, each issued and outstanding share (other than dissenting shares) not owned directly or indirectly by NORTEK or by Ply Gem's subsidiaries was converted into the right to receive $19.50 in cash, without interest.


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Ply Gem will shortly send to its stockholders a notice describing the procedure for tendering certificates which, prior to the merger, represented Ply Gem shares in exchange for $19.50 per share in cash pursuant to the merger, as well as a procedure for exercising stockholder appraisal rights under Delaware law.

NORTEK is a leading manufacturer and distributor of high-quality, competitively priced products and systems for residential and commercial building and remodeling. NORTEK is the U.S. leader in residential ventilation products and indoor-air-quality systems. Its principal businesses include building products and HVAC systems designed to add value and improve air quality for homes and businesses. Ply Gem is a major manufacturer and distributor of building and home improvement products used primarily in residential remodeling and construction. Principal products include vinyl and wood windows and doors, vinyl siding and accessories, skylights, specialty wood products and other home decor and improvement products.

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